SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                           --------------------------

                                Ampex Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   032092-30-6
                      (CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani                         Duncan McCurrach
ValueVest Management Company II, LLC                    Sullivan & Cromwell LLP
One Ferry Building, Suite 255,                          125 Broad Street,
San Francisco, California 94111                         New York, New York 10004
(415) 677-5850                                          (212) 558-4066

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 032092-30-6
          -----------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest High Concentration Master Fund, Ltd. (20-4574633)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     341,436

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     341,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     341,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON*

     CO

                                  SCHEDULE 13D

CUSIP No. 032092-30-6
          -----------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest Management Company II, LLC (47-0951956)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     341,436

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     341,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     341,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON*

     OO

                                  SCHEDULE 13D

CUSIP No. 032092-30-6
          -----------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mark B. Bakar

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     341,436

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     341,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     341,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON*

     IN

                                  SCHEDULE 13D

CUSIP No. 032092-30-6
          -----------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Cariani

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     341,436

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     341,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     341,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON*

     IN

          This Amendment No. 3 amends and supplements the Statement on Schedule 13D ("Statement") filed by the parties named below on November 13, 2006, and the Amendment No. 1 and Amendment No. 2 thereto filed by the parties named below on November 16, 2006 and December 1, 2006 respectively, with respect to the Class A common stock, par value $0.01 per share ("Common Stock"), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by inserting the following paragraph as the thirteen paragraph:

          Since the November meeting, the Investment Manager has continued to meet with management of the Issuer to discuss means for the Issuer to increase shareholder value. On January 9, 2007, the Investment Manager introduced Mr. Ned
S. Goldstein of M.CAM to Messrs. Bramson and McKibben of the Issuer as a possible appointee to the Board of Directors. On February 16, 2007, the Company announced that Mr. Bramson had resigned as Chief Executive Officer and President of the Issuer and from the Board of Directors; that Mr. D. Gordon Strickland had been appointed to replace Mr. Bramson as Chief Executive Officer and President of the Issuer; that Mr. William A. Stoltzfus, Jr. had advised the Issuer that he will not stand from re-election at the Issuer's 2007 Annual General Meeting; that Messrs. Strickland and Goldstein had each been appointed to the Board of Directors; and that the Board of Directors had initiated a search for an additional director.

          Item 4 is further amended by inserting the following paragraph in the place of the existing fifteenth paragraph:

          The Reporting Persons are dissatisfied with the Issuer's financial results and operating performance and intend to continue to engage in discussions with the management of the Issuer and/or the members of the Issuer's board of directors with respect to certain issues relating to, among others, the Investment Manager's prior and future proposals, the Issuer's strategic decision-making and the Issuer's recent financial and operating performance. The Reporting Persons may also approach other holders of the Issuer's securities in order to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating one or more persons to become a director of the Issuer. Each of the Reporting Persons intends to continuously review the Master Fund's investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment(s), including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by it, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer's board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007

                                       ValueVest High Concentration Master Fund,
                                       Ltd.


                                       /s/ Mark B. Bakar
                                       ----------------------------------
                                       By: Mark B. Bakar
                                       Title: Director


                                       ValueVest Management Company II, LLC


                                       /s/ David Cariani
                                       ----------------------------------
                                       By: David Cariani
                                       Title: Managing Member


                                       /s/ Mark B. Bakar
                                       ----------------------------------
                                       Mark B. Bakar


                                       /s/ David Cariani
                                       ----------------------------------
                                       David Cariani

SK 23300 0001 748995